Ms. Howell:

Attached for your review are the pages we have revised in response to your comments yesterday afternoon.

I have also attached a version of Sprinturf's management representation letter which has been revised based upon a conversation I had with Hugh West yesterday afternoon.  The revised representation letter includes the factual basis for Sprinturf's belief that the $347,000 receivable is collectible within one year.  Notwithstanding Sprinturf's belief that the receivable is properly accounted for and will be collected prior to September 30, 2007, Henry S. Julicher and Margit Julicher have agreed to enter into a Guaranty Agreement for the benefit of Sprinturf pursuant to which they will pay to Sprinturf, on September 30, 2007, an amount equal to the difference between $347,840.25 and the amount, if any, collected and received by the Company prior to such date with respect to the Deborah Peck lawsuit. The Julicher's have agreed to fund  $347,840.25 from the proceeds of the merger into an escrow account that will be controlled by Sprinturf.  We have included for your review a supplemental copy of the Guaranty Agreement and have added disclosure regarding the Guaranty Agreement in various sections of the proxy.

As you are aware, Millstream II is on a very tight deadline and we appreciate all of the assistance you have offered us in finalizing this process.

Please let us know if you have any further comments or questions.

Regards,
Miriam A. de Oliveira

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:	Pam Howell
Ronald E. Alper

Ladies and Gentlemen:

     We are providing this letter in connection with questions that the Staff of the Securities and Exchange Commission had in a conference call we had regarding the preparation of the Proxy Statement of Millstream II Acquisition Corporation.

     We confirm, to the best of our knowledge and belief, as of December 5, 2006, the following representations:

     1.    An unrelated third party, Profilers Diversified Capital Group ("Profilers"), has agreed to reimburse Specialty Surfaces International, Inc. d/b/a Sprinturf (the “Company”) for discounts provided to certain customers for their purchase and installation of synthetic turf fields from the Company in 2005 under the Company’s marketing and brand awareness program. At December 31, 2005, the amount owed to the Company by the third party for the discounts certain customers received on these fields was $3,152,120, which equals the total amount of the discounts provided to these schools. This amount does not include amounts that were deposited into escrow by the Company and a customer of the Company described in paragraph 2 below. Although the Company believes it has a valid claim for this receivable, since collection is not reasonably assured the receivable and related revenue have not been recognized. The Company did not have any sales related to its marketing and brand awareness program for the years ending December 31, 2004 and 2003 or the nine months ended September 30, 2006. Accordingly, no discounts were received by customers and no agreements with third parties to reimburse the Company for discounts were made.

     2. In connection with the transaction described above, the Company has a claim against an escrow agent in the amount of $347,000.  As of September 30, 2006, this full amount was recorded as an asset in the Company’s balance sheet in the account receivable balance. Receivables recorded in the combined financial statements, including this amount, represent bona fide claims against debtors for sales or other charges arising on or before the balance sheet dates and are not subject to discount except for normal cash discounts.  Receivables classified as current do not include any material amounts which are collectible after one year.  All receivables have been appropriately reduced to their estimated net realizable value. When the Company recorded the $347,000 account receivable in February 2006, the Company believed that the balance was collectible within a one year period. The Company believed that this was a valid account receivable because the money was in escrow at the time of recording the accounting entry. Subsequent to this, the Company learned that the money had been released from the escrow account to an unrelated third party. Through discussions with the escrow agent, the escrow agent verbally acknowledged that the escrow account balance was released in error to a third party and that the balance was owed to the Company. The escrow agent also verbally expressed a willingness to pay the obligation to the Company. The Company also has reviewed a copy of the escrow agent’s errors and omissions insurance certificate, which in the Company’s best interpretation indicated that that the escrow agent had coverage of $1,000,000. The Company has initiated legal proceedings against the escrow agent. Based upon these proceedings and through discussions with the escrow agent, who has expressed her willingness to provide the Company with its escrow funds, the Company believes that this balance will be collected within a one year period from September 30, 2006. The Company believes that prior to the completion of legal proceedings, the escrow agent will either pay the escrow amount out of her own resources, when available, or work with her insurance carrier to provide the Company with its escrow funds.

     3.    Costs and estimated earnings in excess of billings represent revenues recognized in excess of amounts billed. As of December 31, 2005, the $347,000 balance related to the escrow account was recorded as an asset in the Company’s balance sheet in the Cost in excess of billings account. During the closing of the December financial accounts, the Company recorded the $347,000 balance as revenue and as a Cost and estimated earning in excess of billings. The Company recorded that balance because the Company had a signed contract and a signed escrow agreement for the full balance of the escrowed amount of $347,000. The Company had performed the installation services stipulated in the contract. The escrow agent had provided verification to the Company that the money due to the Company was being held in the escrow account. Therefore the Company believed that this was a valid asset recorded as Cost and estimated earning in excess of billings and was also recorded as revenue.

     4.  The Company is not a party to any written agreement with Profilers other than (i) that certain Agreement dated as of April 14, 2006 by and between Profilers, (ii) that certain Escrow Agreement dated June 20, 2005 by and among the Company, Profilers, Eastern University and Deborah C. Peck, as escrow agent and (iii) that certain Escrow Agreement dated June 29, 2005 by and among the Company, Profilers and Deborah C. Peck, as escrow agent.

Specialty Surfaces International, Inc. By:
Henry Julicher Chief Executive Officer

By:
Elliott Levine President

GUARANTY AGREEMENT

          This Guaranty Agreement (the "Guaranty Agreement") is made as of this 6th day of December, 2006 by Henry S. Julicher and Margit Julicher (hereinafter each individually and collectively, "Guarantor"), in favor of Specialty Surfaces International, Inc., a Pennsylvania corporation (the "Company").

BACKGROUND

     A.      Margit Julicher owns all of the outstanding shares of capital stock of the Company and Henry Julicher is the Chief Executive Officer of the Company.

     B.      The Company is a plaintiff in an action (the “Action”) filed by it in the United States District Court for the District of New Jersey against Deborah C. Peck pursuant to which the Company is alleging that Ms. Peck distributed the aggregate sum of $347,840.25 from escrow accounts under which she was acting as escrow agent in violation of the applicable escrow agreements (the “Escrow Agreements”).

     C.      Henry Julicher has represented to the Company and believes that the Company has bona fide claims against Ms. Peck for the $347,840.25 and such amount is not subject to discount.

     D.      Guarantor is entering into this Guaranty Agreement in order to ensure that a corresponding accounts receivable reflected in the Company’s financial statements is collected in full and Guarantor understands that the Company is relying on the guarantees set forth herein.

     NOW, THEREFORE, with the foregoing Background deemed incorporated herein and made a part hereof by this reference, in consideration of the premises set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the Guarantor acknowledges, agrees and covenants as follows:

     1.      Guaranty. Guarantor hereby unconditionally and absolutely guaranties that if on or prior to September 30, 2007, the Company has not collected and received at least $347,840.25 on account of the amounts owed to the Company under the Escrow Agreements (the “Escrow Amounts”) through pursuit of the Action or otherwise, then Guarantor shall pay to the Company on such date an amount equal to the positive difference, if any, between $347,840.25 and the amount actually collected and received by the Company on account of the Escrow Amounts. By its acceptance of this Guaranty Agreement, the Company agrees that, unless Guarantor agrees in writing to the contrary, it shall (whether or not amounts are paid pursuant to the immediately preceding sentence) at its expense and in good faith continue to pursue the Action if, on the advice of counsel, the Company has a reasonable probability of collecting the Escrow Amounts through the pursuit of the Action. If after payment by Guarantor of any amount pursuant to the first sentence of this Section 1, any Escrow Amounts are actually collected and received by the Company, the Company shall pay to Guarantor an amount equal to the amount so collected and received by the Company, but in no event shall it pay to Guarantor more than the amount Guarantor has paid to the Company pursuant to the first sentence of this Section 1.

     2.      Funding of Guaranty. In order to fund the obligations of Guarantor under this Guaranty Agreement, Guarantor agrees that it shall deposit into an escrow account (the “Guaranty Account”) the sum of $347,840.25. The Escrow Account shall be controlled by the Company and the funds shall only be released on the Company’s written in accordance with the express terms of this Agreement. If Guarantor becomes obligated to pay amounts to the Company under Section 1 hereof, then the Company shall release from the Guaranty Account an amount equal to Guarantor’s obligations under Section 1 hereof and any remaining amount in the Guaranty Account shall be released to the Guarantor. In the event the transactions contemplated by that certain Agreement and Plan of Merger dated as of August 11, 2006, among Millstream II Acquisition Corporation, Millstream II Merger Sub, Inc. and the Company, as amended, are consummated Guarantor agrees that the Guaranty Account shall be funded from proceeds Guarantor shall otherwise be entitled to receive in connection with such closing and the Company is hereby authorized to take all such action reasonably required to so fund the Guaranty Account from such proceeds. If Escrow Amounts of $347,840.25 or more are actually collected and received by the Company, then the Company shall release to Guarantor all funds then held in the Guaranty Account and this Guaranty Agreement shall thereafter be null and void.

     3.      Continuing Guaranty. This Guaranty Agreement shall be a continuing guaranty of Guarantor and shall be binding upon Guarantor regardless of how long before or after the date hereof any of the obligations were or are incurred.

     4.      Unconditional Liability. Each Guarantor's liability hereunder is absolute and unconditional and shall not be reduced, diminished or released in any way by reason of: (i) any failure of Company to obtain, retain, or preserve, or the lack of enforcement of, any rights against any person or entity or in or against any property; (ii) the invalidity of any such rights which Company may attempt to obtain; (iii) any delay in enforcing or any failure to enforce such rights, even if such rights are thereby lost; (iv) any delay in making demand on any party for performance or payment of any part or all of the amounts guaranteed hereunder; or (v) any other circumstance, occurrence or condition, whether similar or dissimilar to any of the foregoing, which might otherwise constitute a legal or equitable defense, discharge or release of a guarantor or Guarantor, other than, in each case, as a result of a breach by the Company of its obligations hereunder.

     5.      Miscellaneous.

              (a)    This Guaranty Agreement shall inure to the benefit of, and shall be binding upon, the respective successors and permitted assigns of the parties hereto. Guarantor has no right to assign any of its rights or obligations hereunder without the prior written consent of Company. This Guaranty Agreement, and the documents executed and delivered pursuant hereto, constitute the entire agreement between the parties, and may be amended only by a writing signed on behalf of each party.

              (b)    If any provision of this Guaranty Agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this Guaranty Agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

              (c)    The parties agree to the exclusive jurisdiction of the Federal and State courts located in the Commonwealth of Pennsylvania in connection with any matter arising hereunder, including the collection and enforcement hereof.

              (d)    This Guaranty Agreement shall be governed by and construed and interpreted in accordance with the laws of the Commonwealth of Pennsylvania.

              (e)    The headings of any paragraph of this Guaranty Agreement are for convenience only and shall not be used to interpret any provision of this Agreement.

              (f)    Guarantor intends this to be a sealed instrument and to be legally bound hereby.

              IN WITNESS WHEREOF, each Guarantor has executed this Guaranty Agreement as of the day and year first above written.

(Seal)

Henry S. Julicher

(Seal)

Margit Julicher